Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 7
DATED JANUARY 3, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 1 dated October 29, 2012, Supplement No. 2 dated November 13, 2012, Supplement No. 3 dated November 19, 2012, Supplement No. 4 dated December 3, 2012, Supplement No. 5 dated December 4, 2012 and Supplement No. 6 dated December 26, 2012. Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following updates the section of the prospectus captioned “Prospectus Summary — Distribution Policy,” which begins on page 28, and all other similar discussions throughout the prospectus.

Distribution Policy

On December 19, 2012, our board of directors declared distributions payable to stockholders of record each day beginning on January 1, 2013 through the close of business on January 31, 2013. Distributions for record dates in January 2013 will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share, calculated at a rate of $0.001643836 per share per day. The distributions for the month of January will be paid in arrears on or about February 1, 2013.

Description of Real Estate Assets

Recent Acquisitions

The following supplements the discussion contained in the section of our prospectus captioned “Description of Real Estate Assets – Recent Acquisitions,” which was inserted into the prospectus in Supplement No. 2.

On the dates indicated below, we acquired the following properties. For purposes of this table, dollar amounts are stated in thousands, except for per square foot amounts:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remaining Lease Term in Years	Economic Occupancy (3)	Physical Occ-upancy

Dollar General	12/28/12	9,026	$963	7.22%	$73	$8.07	15	100%	100%
-- Daleville, AL

Dollar General	12/28/12	9,100	$1,209	7.22%	$91	$10.05	15	100%	100%
-- Mobile, AL

Dollar General	12/28/12	9,026	$1,063	7.22%	$80	$8.91	15	100%	100%
-- Valley, AL

Dollar General	12/28/12	9,026	$1,180	7.22%	$89	$9.89	15	100%	100%
-- Brooks, GA

Dollar General	12/28/12	9,026	$1,249	7.22%	$95	$10.47	15	100%	100%
-- LaGrange, GA (Hamilton Road)

Dollar General	12/28/12	9,026	$1,368	7.22%	$104	$11.47	15	100%	100%
-- LaGrange, GA (Wares Cross Road)

Dollar General	12/28/12	9,026	$1,251	7.22%	$95	$10.49	15	100%	100%
-- Maryville, TN

Newington Fair Shopping Center	12/27/12	186,205	$17,200	6.86%	$1,256	$6.75	13.4	100%	100%
-- Newington, CT

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition). NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.
(2) Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.
(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

Dollar General Properties

On December 28, 2012, we, through seven wholly-owned subsidiaries formed for this purpose, acquired the entire fee simple interests in seven single-tenant properties, all of which are net leased to a subsidiary of Dollar General Corporation (“Dollar General”), for $8.28 million from Highwood Investments, LLC, an unaffiliated third party. Highwood Investments, LLC had entered into an agreement with Inland Real Estate Acquisitions, Inc. (“IREA”) which IREA assigned to us at closing. We funded the purchase price without offering proceeds through: (1) a loan secured by cross-collateralized first mortgages on the seven properties in an aggregate principal amount equal to approximately $4.14 million; (2) a mezzanine loan in an aggregate principal amount equal to approximately $2.48 million; and (3) of approximately $1.96 million of a third loan in an aggregate principal amount equal to approximately $4.7 million of which approximately $1.66 million was used to fund a portion of the purchase price of the seven properties leased to a subsidiary of Dollar General and approximately $300,000 was retained by us and the remainder of which was used to partially fund the acquisition of Newington Fair Shopping Center described below. We expect to use offering proceeds to repay the entire mezzanine loan and third loan.

Closing costs for this acquisition were approximately $249,000. We expect to pay IREIT Business Manager & Advisor, Inc., our Business Manager, an acquisition fee of approximately $124,200, which we expect to fund from offering proceeds. The capitalization rate for this portfolio is approximately 7.22% based on the aggregate purchase price paid at closing.

The portfolio consists of seven stores leased to Dolgencorp, LLC, a subsidiary of Dollar General. The stores are located in Alabama (Daleville, Mobile and Valley); Georgia (Brooks and LaGrange); and Tennessee (Maryville). Dolgencorp, LLC leases each property pursuant to separate fifteen year, triple-net leases, each expiring in 2027, with a five year renewal provision at the option of Dolgencorp, LLC. These triple-net leases require Dolgencorp, LLC to pay all costs associated with the respective property, including real estate taxes, insurance, utilities and routine maintenance in addition to the base rent. Dollar General has guaranteed all rents and other sums due under each lease in the event that Dolgencorp, LLC defaults in the payment of rent or other sums due under each respective lease.

Because these are newly-constructed properties, there is no prior occupancy or average effective annual rental information.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not believe any significant renovations or improvements to any of the properties is presently necessary. According to its public filings, Dollar General is the largest discount retailer in the United States by number of stores, with 10,371 stores located in 40 states as of November 2, 2012, the majority of which are located in smaller markets in the southern, southwestern, midwestern and eastern United States. The properties are subject to competition from similar nearby discount retail centers (“competitive properties”), as follows: 7 competitive properties located within approximately 10 miles of the Daleville property; 8 competitive properties located within approximately 10 miles of the Mobile property; 6 competitive properties located within approximately 10 miles of the Valley property; 7 competitive properties located within approximately 10 miles of the Brooks property; 5 competitive properties located within approximately 10 miles of the LaGrange (Hamilton Road) property; 6 competitive properties located within approximately 10 miles of the LaGrange (Wares Cross Road) property and 9 competitive properties located within approximately 10 miles of the Maryville property.

Dolgencorp, LLC is required to pay for real estate taxes, common area maintenance and insurance costs at each location. Real estate taxes paid for the properties were calculated by multiplying the properties’ assessed values by the respective tax rates listed in the table below. For federal income tax purposes, the total depreciable basis in these properties is approximately $8.3 million. We presently intend to calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for these properties for the most recent tax year for which information is available.

			Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable Basis ($)
Address	Tax Year	Year Paid	Tax Amount ($)	Tax Rate (%)	(In thousands)

Dollar General	2011	2012	$612 - $5,842	3.50% - 3.57%	$963
-- Daleville, AL

Dollar General	2011	2012	$2,103 - $12,532	6.35%-6.48%	$1,209
-- Mobile, AL

Dollar General	2011	2012	$17 – $7,441	4.29% - 4.38%	$1,063
-- Valley, AL

Dollar General	2011	2012	$341- $13,900	3.89%	$1,180
-- Brooks, GA

Dollar General	2011	2012	$657-$11,316	2.96%-3.02%	$1,249
-- LaGrange, GA (Hamilton Road)

Dollar General	2011	2012	$933-$12,397	2.96%-3.02%	$1,368
-- LaGrange, GA (Wares Cross Road)

Dollar General	2011	2012	$6,920 – $7,989	2.15%	$1,251
-- Maryville, TN

Newington Fair Shopping Center

On December 27, 2012, we, through a wholly-owned subsidiary formed for this purpose, acquired the entire fee simple interest in Newington Fair Shopping Center, a 186,205 square foot retail center, located in Newington, Connecticut for approximately $17.2 million, plus closing costs, from Newington-Berlin Retail, LLC, an unaffiliated third party. The seller had entered into an agreement with IREA which IREA assigned to us at closing. The acquisition price reflects a $300,000 credit granted in our favor at closing to be used to fund anticipated maintenance expenses during 2013. We funded the purchase price without offering proceeds through a loan secured by a two tranche open end mortgage on the property, consisting of two components, in an aggregate principal amount equal to approximately $15.13 million, of which approximately $14.72 million was funded at closing. The unfunded portion of the loan may be drawn upon to pay the anticipated maintenance expenses during 2013. The first portion of the open end mortgage loan is a “Senior Tranche” in an aggregate principal amount of approximately $9.79 million, of which approximately $9.5 million was funded at closing. The second portion is a “Junior Tranche” in an aggregate principal amount of approximately $5.34 million, of which approximately $5.2 million was funded at closing. The remaining $2.7 million of the purchase price was funded through a portion of an additional loan in an aggregate principal amount equal to approximately $4.7 million the remainder of which was used to partially fund the acquisition of the seven properties leased to a subsidiary of Dollar General described above. We expect to use offering proceeds to repay both the Junior Tranche portion of the open end mortgage and the additional loan.

Closing costs for this acquisition were approximately $225,000. We expect to pay our Business Manager an acquisition fee of approximately $258,000, based on an unadjusted purchase price of approximately $17.5 million, which we expect to fund from offering proceeds. The capitalization rate for this property was approximately 6.86%.

Among the items we considered in determining whether to acquire the Newington Fair Shopping Center included, but were not limited to, the following:

•	The property includes a vacant pad of 6,500 square feet for future development.
•	The property is shadow anchored by a Toys R Us and a supermarket, Stew Leonard’s. We will not own the shadow space.
•	The property is currently 100% occupied.
•	We believe the property is well situated in Connecticut. Newington is bordered by Hartford as well as the Hartford suburbs of Wethersfield, Rocky Hill, Berlin, New Britain, Farmington, and West Hartford.

As of December 27, 2012, Newington Fair Shopping Center was 100% leased to two tenants. The weighted-average remaining lease term for the two tenants occupying the property is approximately fourteen years. The two tenants of the property are: (1) Sam’s Club, a retail warehouse club, which is on a ground lease for 134,605 square feet, or 72.3% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $301,852; and (2) LA Fitness, a health and fitness club, which leases 51,600 square feet, or 27.7% of the total gross leasable area of this property, excluding the vacant pad, paying an annual base rent of $954,600, which is scheduled to increase to: (a) $983,238 in June 2014; and (b) $1,012,735 in June 2019. The Sam’s Club lease expires in June 2028, and the LA Fitness lease expires in June 2024.

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2011	100%	$6.75
2010	100%	$6.75
2009	100%	$6.75
2008	100%	$2.24

*The first year of occupancy was 2008. Total property square footage was 134,605, which was leased entirely to Sam’s Club at December 31, 2008.

We believe that Newington Fair Shopping Center is suitable for its intended purpose and adequately covered by insurance. We do not believe any significant renovations or improvements to the property are presently necessary. There are thirteen competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ending June 30, 2013 (the most recent tax year for which information is generally available) are approximately $179,000. The amount of real estate taxes assessed was calculated by multiplying Newington Fair Shopping Center’s assessed value by a tax rate of 3.264%. This calculation excludes any real estate taxes attributable to the portion of the property leased by Sam’s Club which are paid directly by Sam’s Club. We presently intend to calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets – Financing Transactions,” which was inserted to the prospectus in Supplement No. 2.

Dollar General Properties

Cross-Collateralized Secured Loan. In connection with acquiring the seven properties leased to a subsidiary of Dollar General described above, our wholly-owned subsidiaries, IREIT LaGrange Hamilton DG, L.L.C., IREIT LaGrange Wares Cross DG, L.L.C., IREIT Brooks DG, L.L.C., IREIT Maryville DG, L.L.C., IREIT Valley DG, L.L.C., IREIT Daleville DG, L.L.C. and IREIT Mobile Moffett DG, L.L.C. (each individually, a “borrower” and collectively, the “borrowers”), entered into a loan in an aggregate principal amount equal to approximately $4.14 million from JPMorgan Chase Bank, National Association. The loan is secured by cross-collateralized first mortgages on the seven properties. The loan bears interest at a fixed rate equal to 4.347% per annum (the “initial interest rate”) until January 1, 2020 (the “anticipated repayment date”). In the event the loan is not repaid as of the anticipated repayment date the loan will bear interest at a rate equal to 3% per annum plus the greater of: (1) the initial interest rate or (2) the seven year swap yield as of the first business day after the anticipated repayment date (the “revised interest rate”); provided, however, that the revised interest rate may not exceed the initial interest rate plus 5% per annum. The loan matures on October 1, 2027, and requires the borrowers to make monthly payments of interest only, calculated based on the initial interest rate, until January 1, 2020, at which point the loan requires the borrowers to make monthly payments of $22,653.41 until the maturity date.

The loan may be prepaid in full, but not in part, any time after January 1, 2015, provided that if the prepayment occurs prior to October 1, 2019, the borrowers will be required to pay a prepayment premium equal to the greater of: (1) 1% of the outstanding principal balance of the loan; or (2) the excess, if any, of: (a) the sum of the present values of all then-scheduled payments of principal and interest under the loan documents, over (b) the principal amount being prepaid. Subject to satisfying certain conditions, as set forth in the loan documents, each individual borrower may prepay a portion of the loan equal to 120% of the portion of the loan allocated to that borrower’s property and obtain the release of its property and the release of its related obligations under the loan documents. Assuming no payment has been made on principal in advance of the anticipated repayment date approximately $4.14 million will be due on the anticipated repayment date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties and limitations on zoning reclassifications of the properties. The loan documents also contain various customary events of default; including the non-payment of principal or interest, default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the borrowers will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 5% per annum above the initial interest rate or revised interest rate, as applicable.

The loan is non-recourse to us and the borrowers, with certain exceptions for borrower bankruptcy. We have guaranteed the full amount of the debt in the event any borrower fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Mezzanine Loan. Our wholly-owned subsidiary, IREIT DG SPE Member II, L.L.C. also entered into a mezzanine loan in an aggregate principal amount equal to approximately $2.48 million from JPMorgan Chase Bank, National Association. This loan is secured pursuant to a Mezzanine Pledge and Security Agreement that encumbers all of our subsidiary’s interest in the wholly-owned subsidiaries that own the seven properties leased to a subsidiary of Dollar General. This loan bears interest at a fixed rate equal to 9% per annum and matures on January 1, 2020. Our subsidiary is required to make monthly payments of interest only until the maturity date at which point the then remaining principal balance of the loan, plus any accrued interest becomes due in full. The loan may be prepaid, in whole or in part, at any time, upon (1) written notice to the lender specifying the date of prepayment and the amount being prepaid; (2) payment of all other sums then due under the loan; (3) if the prepayment occurs on a date other than a scheduled monthly payment date, payment of interest through the end of the period in which such prepayment occurs; and (4) if the prepayment occurs after January 1, 2014, the payment of an amount equal to the greater of: (a) 1% of the outstanding principal of the loan to be prepaid and (b) the excess, if any, of (i) the sum of the present values of all then-scheduled payments of principal and interest under the loan assuming that all scheduled payments are made timely and that the remaining outstanding principal and interest on the loan is paid on January 1, 2020, over (ii) the principal amount being prepaid. The loan is non-recourse to us and our subsidiary. Inland Real Estate Investment Corporation (“IREIC”), our sponsor has fully and unconditionally guaranteed payment and performance. We did not pay any fees or other consideration to IREIC for this guarantee. The loan contains various customary events of default. If an event of default occurs under the loan, our subsidiary will be required to pay a default interest rate equal to the lesser of 5% per annum above the interest rate or the maximum interest rate which our subsidiary may by law pay.

Third Loan. We also entered into a loan agreement in an aggregate principal amount equal to approximately $4.7 million from Bank of the Ozarks (sometimes referred to herein as the “Third Loan”) of which approximately $1.96 million was funded at closing of which approximately $1.66 million was used to fund a portion of the purchase price of the seven properties leased to a subsidiary of Dollar General and approximately $300,000 was retained by us and the remainder of which was used to partially fund the Newington Fair Shopping Center as described below. This loan is secured pursuant to a “Blocked Account Control Agreement” under which our sponsor, IREIC, deposited an amount equal to the aggregate principal amount of the loan into a deposit account under the control of the lender. This loan bears interest at a floating rate equal to the three month LIBOR rate plus 3.75% per annum, subject to a floor interest rate of 6% per annum and matures on December 28, 2013. We are required to make monthly payments of interest only beginning on February 1, 2013 until the maturity date at which point the then remaining principal balance of the loan, plus any accrued interest becomes due in full. The loan may be prepaid in full or in part, at any time, and is not subject to any pre-payment premium. Provided no principal payments are made during the term of the loan, approximately $4.7 million, of which approximately $1.96 million is attributed to the seven properties leased to a subsidiary of Dollar General, will be due and payable at the maturity date. The loan is non-recourse to us. In addition to securing the loan, IREIC has fully and unconditionally guaranteed payment and performance. We did not pay any fees or other consideration to IREIC for this guarantee or for the pledge of security. The loan contains various customary events of default. If an event of default occurs under the loan we will be required to pay a default interest rate equal to 8.00% per annum above the interest rate.

Newington Fair Shopping Center

Open-End Mortgage Loan. In connection with the closing of the purchase of the Newington Fair Shopping Center, our wholly-owned subsidiary, IREIT Newington Fair, L.L.C. entered into a loan secured by a two tranche open end mortgage on the property, consisting of two components, in an aggregate principal amount equal to approximately $15.13 million from the Bank of the Ozarks, of which approximately $14.72 million was funded at closing. The unfunded portion of the loan may be drawn upon to pay for anticipated maintenance expenses of approximately $300,000 during 2013. The first portion of the open end mortgage loan is a “Senior Tranche” in an aggregate principal amount of approximately $9.79 million, of which approximately $9.5 million was funded at closing. The second portion is a “Junior Tranche” in an aggregate principal amount of approximately $5.34 million, of which approximately $5.2 million was funded at closing. The Junior Tranche is unconditionally guaranteed for payment and performance by IREIC, our sponsor. We did not pay any fees or other consideration to IREIC for this guarantee.

The open end mortgage loan is secured by the property.   The Senior Tranche portion of the open end mortgage loan requires monthly payments of interest only and it bears interest at a floating rate equal to 3.25% per annum above the three month LIBOR, subject to a floor interest rate of 3.50% per annum (at December 27, 2012 the three month LIBOR rate equaled approximately 0.31%). The Senior Tranche portion of the open end mortgage loan matures on December 27, 2015. The Junior Tranche portion of the open end mortgage loan requires monthly payments of interest and bears interest at a fixed rate equal to 8.50% per annum. The Junior Tranche portion of the loan matures on December 27, 2013. The Senior Tranche and Junior Tranche portions of the loans are able to be prepaid in full or in part, at any time, and are not be subject to any pre-payment premium. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $9.625 million and $5.250 million respectively will be due and payable at the respective maturity dates.

The open end mortgage loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties and limitations on zoning reclassifications of the properties.  The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.  If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender.  In the event of a default, the borrowers will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 8.00% per annum above the initial interest rate or revised interest rate, as applicable.

The open end mortgage loan is non-recourse to us and the borrowers, with certain exceptions for borrower bankruptcy.  We have guaranteed the full amount of the debt in the event borrower fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Third Loan. In addition, $2.7 million of the Third Loan was used to fund the remaining portion of the Newington Fair Shopping Center. The material terms of the Third Loan are described above.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of January 2, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	256,238.889	2,323,150	17,000	2,306,150

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–

Shares purchased pursuant to our share repurchase program:	–	–	–	–
Total:	276,238.889	$2,523,150	$17,000	$2,506,150
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.